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December 22, 2014

BY EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Larry Spirgel, Assistant Director

Re:	Liberty Global plc

Amendment No. 1 to Registration Statement on Form S-4

Filed December 3, 2014

File No. 333-199552

Dear Mr. Spirgel:

On behalf of our client Liberty Global plc (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as contained in your letter dated December 12, 2014 (the “Comment Letter”) to the Company regarding the Company’s above-referenced Amendment No. 1 (“Amendment No. 1”) to the registration statement (File No. 333-199552) on Form S-4 (the “Form S-4”) in connection with the proposed issuance of the Company’s LiLAC Ordinary Shares (the “Transaction”).

To facilitate your review, we have repeated each of your comments in bold followed immediately by the response of the Company to that particular comment. In addition, we are enclosing an Amendment No. 2 (“Amendment No. 2”) to the Form S-4, which was transmitted to the SEC today and filed via the EDGAR system. We are also providing you supplementally with a marked version of Amendment No. 2 showing changes against Amendment No. 1, both a full proof and changed pages.

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RESPONSES TO STAFF COMMENTS

General

1.	We note the assumption counsel makes at section 4.8 of its draft opinion, that “the Company has sufficient share premium to capitalize for the purpose of using its Shares.” This assumption appears to be a matter counsel can establish, as opposed to assuming. Please refer to Staff Legal Bulletin 19, “Legality and Tax Opinions in Registered Offerings,” at Section II.B.3.a, “Assumptions.” Likewise, the actions of the board described at section 4.5 appear to be matters counsel can establish, and therefore do not require assumptions. Finally, counsel should not be assuming the definition of “non-assessable” in section 4.11, as this is a legal conclusion upon which counsel must opine. Refer to Section II.B.1.c of Staff Legal Bulletin 19. Please revise or advise.

In response to the Staff’s comment, we have revised our opinion in Exhibit 5.1. We are supplementally providing the Staff with a marked version of our opinion that shows the changes from the prior version.

2.	We note your response to comment eight. The form of the tax opinion of Shearman & Sterling provided as Exhibit 8.1 appears to be a “short form tax opinion.” Refer to Section III.B of Staff Legal Bulletin 19, “Legality and Tax Opinions in Registered Offerings.” As such, you must revise your disclosure at page 92 under “Material U.S. Federal Income Tax Consequences” to clarify that this discussion constitutes the opinion of Shearman & Sterling LLP with respect to the material U.S. federal income tax consequences of the Transaction, as opposed to the current language stating that the discussion is “based on the opinion of Shearman & Sterling LLP.” However, the opinion set forth in the discussion is based upon the future opinion that counsel must provide as a non-waivable condition to the Transaction. Therefore, tell us whether you intend to provide a current opinion of counsel as an exhibit to the registration statement or whether you intend to provide counsel’s opinion prior to closing the Transaction by post-effective amendment to the Form S-4 or by Form 8-K. Refer to Sections III.D.2 and III.D.3 of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, we have revised the disclosure on page 92 of Amendment No. 2 to state that the description of the material federal income tax consequences constitutes our opinion. We have also filed a new short-form opinion on that tax disclosure as Exhibit 8.1. We are supplementally providing the Staff with a marked version of that opinion that shows the changes from the prior version.

Separately, we have filed as Exhibit 8.2 a form of the opinion that we expect to deliver as a non-waivable condition to the Transaction. We also respectfully advise the Staff that we intend to file a signed copy of this Exhibit 8.2 opinion by Form 8-K prior to the closing of the Transaction if we receive the requisite factual representations.

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We appreciate your assistance in reviewing this response letter. If you should have any questions or further comments with respect to the Registration Statement, please do not hesitate to contact me at (212) 848-7150.

Very truly yours,

/s/ Harald Halbhuber
Harald Halbhuber, Esq.

cc:	Emily Drazan – Securities and Exchange Commission

Bryan H. Hall – Liberty Global plc

Jeremy Kutner – Shearman & Sterling (London) LLP

George Casey – Shearman & Sterling LLP

Laurence Bambino – Shearman & Sterling LLP

Renee Wilm – Baker Botts L.L.P.

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